UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of July 2021

EXFO Inc.
(Translation of registrant’s name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F □

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes □	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

Signatures
Press Release
Condensed Unaudited Interim Consolidated Balance Sheets
Condensed Unaudited Interim Consolidated Statements of Earnings
Condensed Unaudited Interim Consolidated Statements of Comprehensive Income (Loss)
Condensed Unaudited Interim Consolidated Statements of Changes in Shareholders’ Equity
Condensed Unaudited Interim Consolidated Statements of Cash Flows
Notes to Condensed Unaudited Interim Consolidated Financial Statements
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Form 52-109F2 – Certification of Interim Filings – Full Certificate – CEO
Form 52-109F2 – Certification of Interim Filings – Full Certificate – CFO

On July 14, 2021, EXFO Inc., a Canadian corporation, reported its results of operations for the third fiscal quarter ended May 31, 2021. This report on Form 6-K sets forth the news release relating to EXFO’s announcement and certain information relating to EXFO’s financial condition and results of operations as well as certifications of interim filings for the third fiscal quarter of the 2021 fiscal year. This press release and information relating to EXFO’s financial condition and results of operations and certifications of interim filings for the third fiscal quarter of the 2021 fiscal year are hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO INC.
By: /s/ Philippe Morin Name: Philippe Morin Title: Chief Executive Officer

Date: July 14, 2021

PRESS RELEASE
For immediate release

EXFO reports third quarter results for fiscal 2021

◾	Sales reached US$72.6 million
◾	Bookings attained US$87.0 million, book-to-bill ratio of 1.20
◾	IFRS net loss totaled US$3.7 million
◾	Adjusted EBITDA amounted to US$4.3 million
◾	Proxy circular forthcoming on board-approved, going-private transaction

QUEBEC CITY, CANADA, July 14, 2021 — EXFO Inc. (NASDAQ: EXFO; TSX: EXF), the communications industry's test, monitoring and analytics experts, reported today financial results for the third quarter ended May 31, 2021.

“In the third quarter of 2021, EXFO delivered sales and adjusted EBITDA consistent with expectations while strong bookings were mainly driven by a recovery from the coronavirus pandemic and a good performance in EMEA,” said EXFO’s CEO Philippe Morin.

Third Quarter Highlights

•
Sales. Sales improved 9.8% year-over-year in the third quarter of 2021 mainly due to increased spending on fiber deployments in the Americas and Europe, Middle East and Africa (EMEA) following a period of reduced investments caused by the coronavirus pandemic in 2020. Test and Measurement (T&M) sales grew 13.9% year-over-year in the third quarter of 2021, while Service Assurance, Systems and Services (SASS) sales dropped 9.6%. Sales in the Americas and EMEA increased 18.4% and 20.6% year-over-year, respectively, while sales in the Asia-Pacific region fell 23.8%.  EXFO’s top customer accounted for 5.6% of sales, while the top three represented 14.1%.

•	Profitability. IFRS net loss totaled US$3.7 million, or -US$0.07 per share, in the third quarter of 2021, while adjusted EBITDA* amounted to US$4.3 million, or 5.9% of sales.

Selected Financial Information
(In thousands of US dollars)
	Three months ended May 31, 2021	Three months ended May 31, 2020	Nine months ended May 31, 2021	Nine months ended May 31, 2020

Test and Measurement sales	$57,295	$50,309	$159,045	$143,733
Service Assurance, Systems and Services sales	14,780	16,352	53,391	52,036
Foreign exchange losses on forward exchange contracts	(569)	(514)	(974)	(758)
Total sales	$72,644	$66,147	$213,410	$195,011

Test and Measurement bookings	$59,671	$46,634	$164,584	$153,646
Service Assurance, Systems and Services bookings	26,766	12,988	69,840	49,000
Foreign exchange losses on forward exchange contracts	(569)	(514)	(974)	(758)
Total bookings	$87,006	$59,108	$235,398	$201,888
Book-to-bill ratio (bookings/sales)	1.20	0.89	1.10	1.04
Gross margin before depreciation and amortization*	$42,346	$38,199	$122,820	$113,026
	58.3%	57.7%	57.6%	58.0%

Other selected information:
IFRS net earnings (loss)	$(3,682)	$3,177	$(2,567)	$(5,907)
Amortization of intangible assets	$1,774	$1,698	$6,310	$5,025
Stock-based compensation costs	$1,193	$523	$2,778	$1,446
Restructuring charges	$108	$–	$651	$–
Net income tax effect of the above items	$(307)	$(257)	$(1,135)	$(760)
Foreign exchange loss	$826	$141	$1,199	$649
Adjusted EBITDA*	$4,288	$10,656	$17,644	$13,284

Quarterly Overview
Sales increased 9.8% to US$72.6 million in the third quarter of fiscal 2021 from US$66.1 million in third quarter of 2020 which had been affected by the coronavirus pandemic.

Bookings improved 47.2% to US$87.0 million in the third quarter of fiscal 2021 from US$59.1 million in the same period in 2020, driven by fiber deployment projects that had been delayed due to the pandemic and a good performance in EMEA. The company's book-to-bill ratio was 1.20 in the third quarter of 2021. A previously announced service assurance lab evaluation with a tier-1 US network operator is ongoing, but it is taking longer than expected due to the level of transformation and functionality required.

Gross margin before depreciation and amortization* amounted to 58.3% of sales in the third quarter of fiscal 2021 compared to 57.7% in the third quarter of 2020.

Selling and administrative expenses totaled US$25.0 million, or 34.4% of sales in the third quarter of fiscal 2021 compared to US$18.9 million, or 28.6% of sales, in the third quarter of 2020.

Net R&D expenses attained US$14.4 million, or 19.8% of sales, in the third quarter of fiscal 2021 compared to US$9.2 million, or 13.9% of sales, in the same period last year.

IFRS net loss totaled US$3.7 million, or -US$0.07 per share, in the third quarter of fiscal 2021 compared to net earnings of US$3.2 million, or US$0.06 per share, in the third quarter of 2020. IFRS net loss in the third quarter of 2021 included US$1.8 million in amortization of intangible assets, US$1.2 million in stock-based compensation costs, US$0.1 million in restructuring charges, US$0.8 million in foreign exchange loss, and an income tax effect of the above items of US$0.3 million. Net loss for the third quarter of 2021 also included US$0.4 million for an after-tax wage subsidy by the Canadian government to help companies mitigate the impact of the coronavirus pandemic.

Adjusted EBITDA* amounted to US$4.3 million, or 5.9% of sales, in the third quarter of fiscal 2021 compared to US$10.7 million, or 16.1% of sales, in the third quarter of 2020.

Going-Private Transaction
On June 7, EXFO announced a going-private transaction, where Holders of Subordinate Voting Shares (other than the Excluded Shares) will receive US$6.00 per Subordinate Voting Share in cash, representing a 62% premium to the closing price per Subordinate Voting Share on the Nasdaq Global Select Market on June 4, 2021, and a 63% premium to the 20-day volume-weighted average trading price for the Subordinate Voting Shares on the Nasdaq Global Select Market for the period ending on June 4, 2021, the last trading day prior to the date of the announcement.

“A Special Committee comprised of independent Directors, and the Board of Directors unanimously recommended that shareholders support the transaction. A proxy circular which includes full details regarding the offer will be issued and distributed to shareholders shortly,” said Claude Séguin, Chair of EXFO’s Special Committee of the Board.

Conference Call and Webcast
Given a going-private transaction has been initiated, no conference call/webcast will be held.

About EXFO
EXFO (NASDAQ: EXFO) (TSX: EXF) develops smarter test, monitoring and analytics solutions for fixed and mobile network operators, webscale companies and equipment manufacturers in the global communications industry. Our customers count on us to deliver superior network performance, service reliability and subscriber insights. They count on our unique blend of equipment, software and services to accelerate digital transformations related to fiber, 4G/LTE and 5G deployments. They count on our expertise with automation, real-time troubleshooting and big data analytics, which are critical to their business performance. We’ve spent over 30 years earning this trust, and today 1,900 EXFO employees in over 25 countries work side by side with our customers in the lab, field, data center and beyond.

Forward-Looking Statements
This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty, namely the impact of the coronavirus pandemic on our employees, customers and global operations, including the ability of our suppliers to fulfil raw material requirements and services and our ability to manufacture and deliver our products and services to our customers; the effects of emergency measures related to isolation periods for individuals in affected areas, lockdown restrictions imposed by national governments on businesses in countries where we operate and have employees, and limitations on travel to attract new customers and serve existing ones; deteriorating financial and market conditions as well as a potential recession; trade wars, and our ability to successfully integrate businesses that we acquire; capital spending and network deployment levels in the communications industry (including our ability to quickly adapt cost structures to anticipated levels of business and our ability to manage inventory levels with market demand); future economic, competitive, financial and market conditions; consolidation in the global communications test, monitoring and analytics solutions markets and increased competition among vendors; capacity to adapt our future product offering to future technological changes; limited visibility with regard to the timing and nature of customer orders; delay in revenue recognition due to longer sales cycles for complex systems involving customers’ acceptance; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations and to conduct business internationally; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

*Non-IFRS Measures
EXFO provides non-IFRS measures (gross margin before depreciation and amortization and adjusted EBITDA) as supplemental information regarding its operational performance. Gross margin before depreciation and amortization represents sales, less cost of sales, excluding depreciation and amortization. Adjusted EBITDA represent net earnings (loss) before interest and other income/expense, income taxes, depreciation and amortization, stock-based compensation costs, restructuring charges, and foreign exchange loss.

These non-IFRS measures eliminate the effect on IFRS results of non-cash statement of earnings elements, restructuring charges as well as elements subject to significant volatility such as foreign exchange gain or loss. EXFO uses these measures for evaluating historical and prospective financial performance, as well as its performance relative to competitors. These non-IFRS measures are also used by financial analysts to evaluate and compare EXFO’s performance against that of competitors and industry players in the company’s sector.

Finally, these measures help EXFO plan and forecast future periods as well as make operational and strategic decisions. EXFO believes that providing this information, in addition to the IFRS measures, allows investors to see the company’s results through the eyes of management, and to better understand historical and future financial performance. More importantly, it enables the comparison of EXFO’s performance on a relatively similar basis against that of other public and private companies in the industry worldwide.

The presentation of this additional information is not prepared in accordance with IFRS. Therefore, the information may not necessarily be comparable to that of other companies andshould be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

The following table summarizes the reconciliation of adjusted EBITDA to IFRS net earnings (loss), in thousands of US dollars:

Adjusted EBITDA

	Three months ended May 31, 2021	Three months ended May 31, 2020	Nine months ended May 31, 2021	Nine months ended May 31, 2020

IFRS net earnings (loss) for the period	$(3,682)	$3,177	$(2,567)	$(5,907)

Add (deduct):

Depreciation and amortization	3,898	3,833	12,857	11,732
Interest and other (income) expense	396	291	(1,607)	975
Income taxes	1,549	2,691	4,333	4,389
Stock-based compensation costs	1,193	523	2,778	1,446
Restructuring charges	108	–	651	–
Foreign exchange loss	826	141	1,199	649
Adjusted EBITDA for the period	$4,288	$10,656	$17,644	$13,284

Adjusted EBITDA as a percentage of sales	5.9%	16.1%	8.3%	6.8%

For more information
Vance Oliver
Director, Investor Relations
(418) 683-0913, Ext. 23733
vance.oliver@exfo.com

EXFO Inc.
Condensed Unaudited Interim Consolidated Balance Sheets

(in thousands of US dollars)

	As at May 31, 2021	As at August 31, 2020

Assets

Current assets
Cash	$10,913	$32,818
Short-term investments	1,621	919
Accounts receivable
Trade	55,753	56,291
Other	7,026	4,055
Income taxes and tax credits recoverable	6,858	4,203
Inventories	48,384	38,865
Prepaid expenses	5,934	5,631
Other assets	4,240	5,493
	140,729	148,275

Tax credits recoverable	51,438	48,812
Property, plant and equipment	41,302	39,722
Right-of-use assets	8,730	10,758
Intangible assets	14,177	17,616
Goodwill	43,051	40,290
Deferred income tax assets	4,122	3,633
Other assets	1,674	1,548
	$305,223	$310,654
Liabilities

Current liabilities
Bank loan (note 7)	$8,001	$32,737
Accounts payable and accrued liabilities	50,902	41,348
Provisions	1,438	3,792
Income taxes payable	457	43
Deferred revenue	27,478	25,785
Other liabilities	4,126	4,032
Current portion of lease liabilities (note 8)	3,130	3,249
Current portion of long-term debt (note 9)	1,477	2,076
	97,009	113,062

Provisions	2,900	2,782
Deferred revenue	9,071	8,858
Lease liabilities (note 8)	5,573	7,334
Long-term debt (note 9)	1,419	2,144
Deferred income tax liabilities	2,995	3,760
Other liabilities	161	151
	119,128	138,091

Shareholders’ equity
Share capital (note 10)	95,254	94,024
Contributed surplus	21,216	19,680
Retained earnings	100,066	102,633
Accumulated other comprehensive loss	(30,441)	(43,774)
	186,095	172,563

	$305,223	$310,654

The accompanying notes are an integral part of these condensed unaudited interim consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Earnings

(in thousands of US dollars, except share and per share data)

	Three months ended May 31, 2021	Nine months ended May 31, 2021	Three months ended May 31, 2020	Nine months ended May 31, 2020

Sales	$72,644	$213,410	$66,147	$195,011

Cost of sales (1)	30,298	90,590	27,948	81,985
Selling and administrative	24,986	69,485	18,898	67,705
Net research and development	14,373	39,120	9,168	33,483
Depreciation of property, plant and equipment	1,346	4,159	1,291	4,158
Depreciation of lease right-of-use assets	778	2,388	844	2,549
Amortization of intangible assets	1,774	6,310	1,698	5,025
Interest and other (income) expense (notes 3 and 11)	396	(1,607)	291	975
Foreign exchange loss	826	1,199	141	649
Earnings (loss) before income taxes	(2,133)	1,766	5,868	(1,518)

Income taxes (note 12)	1,549	4,333	2,691	4,389

Net earnings (loss) for the period	$(3,682)	$(2,567)	$3,177	$(5,907)

Basic and diluted net earnings (loss) per share	$(0.07)	$(0.05)	$0.06	$(0.11)

Basic weighted average number of shares outstanding (000’s)	56,031	55,906	55,678	55,573

Diluted weighted average number of shares outstanding (000’s) (note 13)	56,031	55,906	56,724	55,573

(1)	The cost of sales is exclusive of depreciation and amortization, shown separately.

The accompanying notes are an integral part of these condensed unaudited interim consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Comprehensive Income (Loss)

(in thousands of US dollars)

	Three months ended May 31, 2021	Nine months ended May 31, 2021	Three months ended May 31, 2020	Nine months ended May 31, 2020

Net earnings (loss) for the period	$(3,682)	$(2,567)	$3,177	$(5,907)
Other comprehensive income (loss), net of income taxes
Items that may be reclassified subsequently to net earnings (loss)
Foreign currency translation adjustment	7,680	12,323	(3,317)	(4,075)
Unrealized gains/losses on forward exchange contracts	1,373	2,320	(1,052)	(1,805)
Reclassification of realized gains/losses on forward exchange contracts	(490)	(959)	251	607
Deferred income tax effect on gains/losses on forward exchange contracts	(217)	(351)	206	322

Other comprehensive income (loss)	8,346	13,333	(3,912)	(4,951)

Comprehensive income (loss) for the period	$4,664	$10,766	$(735)	$(10,858)

The accompanying notes are an integral part of these condensed unaudited interim consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Changes in Shareholders’ Equity

(in thousands of US dollars)

	Nine months ended May 31, 2020
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total shareholders’ equity

Balance as at September 1, 2019	$92,706	$19,196	$112,173	$(51,511)	$172,564
Reclassification of stock-based compensation costs (note 10)	1,505	(1,505)	–	–	–
Redemption of share capital (note 10)	(212)	(13)	–	–	(225)
Stock-based compensation costs	–	1,471	–	–	1,471
Net loss for the period	–	–	(5,907)	–	(5,907)
Other comprehensive loss
Foreign currency translation adjustment	–	–	–	(4,075)	(4,075)
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes of $322	–	–	–	(876)	(876)

Total comprehensive income for the period					(10,858)

Balance as at May 31, 2020	$93,999	$19,149	$106,266	$(56,462)	$162,952

	Nine months ended May 31, 2021
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total shareholders’ equity

Balance as at September 1, 2020	$94,024	$19,680	$102,633	$(43,774)	$172,563
Reclassification of stock-based compensation costs (note 10)	1,395	(1,395)	–	–	–
Issuance of share capital (notes 3 and 10)	414	–	–	–	414
Share issue expenses	(14)	–	–	–	(14)
Redemption of share capital (note 10)	(565)	157	–	–	(408)
Stock-based compensation costs	–	2,774	–	–	2,774
Net loss for the period	–	–	(2,567)	–	(2,567)
Other comprehensive income
Foreign currency translation adjustment	–	–	–	12,323	12,323
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes of $351	–	–	–	1,010	1,010

Total comprehensive income for the period					10,766

Balance as at May 31, 2021	$95,254	$21,216	$100,066	$(30,441)	$186,095

The accompanying notes are an integral part of these condensed unaudited interim consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Cash Flows

(in thousands of US dollars)

	Three months ended May 31, 2021	Nine months ended May 31, 2021	Three months ended May 31, 2020	Nine months ended May 31, 2020

Cash flows from operating activities
Net earnings (loss) for the period	$(3,682)	$(2,567)	$3,177	$(5,907)
Add (deduct) items not affecting cash
Stock-based compensation costs	1,193	2,778	523	1,446
Depreciation and amortization	3,898	12,857	3,833	11,732
Gain on disposal of capital assets	–	(17)	–	–
Write-off of capital assets	43	53	–	216
Other income (note 3)	–	(669)	–	–
Deferred revenue	(768)	(849)	(329)	(3,144)
Deferred income taxes	11	(1,608)	493	(161)
Changes in foreign exchange gain/loss	(910)	(911)	869	1,750
	(215)	9,067	8,566	5,932
Changes in non-cash operating items
Accounts receivable	(2,366)	4,017	(25,485)	(6,874)
Income taxes and tax credits	(1,106)	(883)	44	(2,618)
Inventories	(4,236)	(4,917)	(2,282)	(6,233)
Prepaid expenses	(585)	543	(773)	215
Other assets	(252)	1,411	(256)	(712)
Accounts payable, accrued liabilities and provisions	3,854	2,601	3,253	(6,020)
Other liabilities	5	(1)	53	95
	(4,901)	11,838	(16,880)	(16,215)
Cash flows from investing activities
Additions to short-term investments	(1,122)	(1,627)	(1,927)	(2,074)
Disposal of short-term investments	–	978	–	1,264
Purchases of capital assets	(2,084)	(4,367)	(1,880)	(6,066)
Business combination, net of cash acquired (note 3)	(1,099)	(300)	–	–
	(4,305)	(5,316)	(3,807)	(6,876)
Cash flows from financing activities
Bank loan	(3,202)	(24,895)	19,934	28,304
Repayment of lease liabilities	(778)	(2,388)	(844)	(2,534)
Additions to long-term debt	274	274	–	–
Repayment of long-term debt	(487)	(1,646)	(292)	(1,607)
Redemption of share capital	–	(408)	–	(225)
	(4,193)	(29,063)	18,798	23,938
Effect of foreign exchange rate changes on cash	444	636	(167)	(295)

Change in cash during the period	(12,955)	(21,905)	(2,056)	552
Cash – Beginning of the period	23,868	32,818	19,126	16,518
Cash – End of the period	$10,913	$10,913	$17,070	$17,070

Supplementary information
Income taxes cash outflow	$927	$1,932	$159	$1,430

As at May 31, 2020 and 2021, unpaid purchases of capital assets amounted to $218 and $444 respectively.

The accompanying notes are an integral part of these condensed unaudited interim consolidated financial statements.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

1	Nature of Activities and Incorporation

EXFO Inc. and its subsidiaries (together “EXFO” or the “company”) develops smart test, monitoring and analytics solutions for fixed and mobile network operators, web-scale companies, and equipment manufacturers in the global communications industry.

EXFO is a company incorporated under the Canada Business Corporations Act and is domiciled in Canada. The address of its headquarters is 400 Godin Avenue, Québec City, Quebec, Canada, G1M 2K2.

These condensed unaudited interim consolidated financial statements were authorized for issue by the Board of Directors on July 14, 2021.

2	Basis of Presentation

These condensed unaudited interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting, and using the same accounting policies and methods used in the preparation of the company’s most recent annual consolidated financial statements. Consequently, these condensed unaudited interim consolidated financial statements should be read in conjunction with the company’s most recent annual consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB.

3	Business Combination

On December 31, 2020, the company acquired all of the issued and outstanding shares of inOpticals Inc. (renamed EXFO Taiwan Inc.), a private Taiwan-based company that offers ultra-high-speed test instruments for the laboratory and manufacturing markets.

In consideration for the shares acquired, the company issued 128,571 subordinate voting shares valued at $414,000, and a cash-contingent consideration earn-out to certain of EXFO Taiwan’s former owners based on certain sales volumes of EXFO Taiwan’s products over a five-year period starting December 31, 2020. The fair value of the cash-contingent consideration was estimated to $88,110 as at the acquisition date. These considerations were increased by $1,098,854 representing a net equity adjustment as per the term of the share purchase agreement. This adjustment was paid in cash in the third quarter of fiscal 2021 and formed part of the consideration for this business combination. The acquisition-date fair value of the total consideration transferred amounted to $1,600,964, or $801,646, net of cash acquired of $799,318.

This acquisition was accounted for by applying the acquisition method as required by IFRS 3, Business Combinations, and the requirements of IFRS 10, Consolidated Financial Statements; consequently, the fair value of the total consideration was allocated to the assets acquired and liabilities assumed based on management’s estimate of their fair value as at the acquisition date. The results of operations of the acquired business have been included in the consolidated financial statements of the company since January 1, 2021.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The fair value of the total consideration was allocated based on the fair value of acquired net assets at the date of acquisition as follows:

Assets acquired
Accounts receivable	$546
Inventories	1,067
Core technologies	527
Other assets	174
2,314
Liabilities assumed
Accounts payable and accrued liabilities	702
Other liabilities	36
Deferred income taxes	105
Fair value of net identifiable assets acquired	$1,471

Fair value of the total consideration transferred, net of cash acquired	$802
Fair value of net identifiable assets acquired	1,471
Excess of fair value of net identifiable assets acquired over fair value of total consideration, net of cash acquired	$(669)

Acquired core technologies are amortized on a straight-line basis over their estimated useful life of three years.

The excess of the fair value of net identifiable assets acquired over fair value of the total consideration, net of cash acquired, in the amount of $669,000, is recorded in the interest and other income line item in the condensed unaudited interim consolidated statement of earnings for the nine months ended May 31, 2021.

As part of this business combination, the company issued 1,424,224 subordinate voting shares valued at $4,586,000 to certain of EXFO Taiwan’s former owners, which will be released over a five-year period, contingent on certain conditions being met by these former owners over that period. This grant of shares is being accounted for under IFRS 2, Share-Based Payment, and therefore is not part of the consideration for the business combination.

The functional currency of EXFO Taiwan is the New Taiwan dollar (NTD) and as such it is considered a foreign operation. The financial operations of EXFO Taiwan are translated into Canadian dollars as follows: assets and liabilities are translated at the exchange rate in effect on the date of the balance sheet; revenue and expenses are translated at the monthly average exchange rate. The foreign currency translation adjustment arising from such translation is included in accumulated other comprehensive loss in shareholders’ equity.

4	Government Grants

The Government of Canada introduced the Canada Emergency Wage Subsidy (CEWS) to help qualifying Canadian businesses facing hardship as a result of the coronavirus pandemic. The CEWS has been covering wages up to certain limits since March 15, 2020 and extends until June 2021, provided that eligible businesses have suffered a drop in gross revenues above certain thresholds during these periods.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The company qualified for the CEWS for the period from August 30, 2020 to May 8, 2021, and recorded grants of $523,000 and $2,849,000 in the condensed unaudited interim consolidated statements of earnings for the three months and the nine months ended May 31, 2021 respectively ($3,262,000 for the three and nine months ended May 31, 2020). The company accounted for the CEWS as a government grant under IAS 20, Accounting for Government Grants and Disclosure of Government Assistance, and it was deducted from the condensed unaudited interim condensed consolidated statement of earnings line items in which the wages were recognized (note 11).

5	Restructuring Charges

In August 2018, the company implemented a restructuring plan to accelerate the integration of its acquired monitoring and analytics technologies from EXFO Solutions and simplify its cost structure and optimize resources as the company converges toward fewer sites and reduces its workforce.

The following table summarizes changes in restructuring charges payable during the three months and nine months ended May 31, 2021:

	Three months ended May 31, 2021	Nine months ended May 31, 2021

Balance – Beginning of the period	$1,356	$3,626
Additions (1)	108	651
Payments and reversal	(185)	(2,998)
Balance – End of the period	$1,279	$1,279

(1)	Additions are recorded in selling and administrative expenses in the condensed interim unaudited consolidated statement of earnings.

6	Financial Instruments

Fair Value of Financial Instruments

The company classifies its derivative and non-derivative financial assets and liabilities measured at fair value using the fair value hierarchy as follows:

Level 1:      Quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2:      Inputs other than quoted prices included within Level 1 that are observable for the asset and liability, either directly or indirectly

Level 3:      Unobservable inputs for the asset or liability

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The company’s short-term investments and forward exchange contracts are measured at fair value at each consolidated balance sheet date. The company’s short-term investments are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. The company’s forward exchange contracts are classified within Level 2 of the fair value hierarchy because they are valued using observable prices and forward exchange rates at the consolidated balance sheet dates. The fair value of forward exchange contracts represents the amount at which they could be settled based on estimated current market rates. The cash-contingent consideration is classified within Level 3 of the fair value hierarchy because it is valued using unobservable inputs such as expected future sales of EXFO Taiwan.

The fair value of derivative and non-derivative financial assets and liabilities measured at fair value by level of fair value hierarchy is as follows:

	As at May 31, 2021			As at August 31, 2020
	Level 1	Level 2	Level 3	Level 1	Level 2
Financial assets
Short-term investments	$1,621	$–	$–	$919	$–
Forward exchange contracts	$–	$3,481	$–	$–	$1,587

Financial liabilities
Forward exchange contracts	$–	$–	$–	$–	$110
Cash-contingent consideration (note 3)	$–	$–	$88	$–	$–

Derivative Financial Instruments

The functional currency of the company is the Canadian dollar. The company is exposed to currency risk as a result of its export sales of products manufactured in Canada, China, France and Finland, the majority of which are denominated in US dollars and euros. This risk is partially hedged by forward exchange contracts and certain cost of sales and operating expenses (US dollars and euros). In addition, the company is exposed to currency risk as a result of its research and development activities in India (Indian rupees). This risk is partially hedged by forward exchange contracts. The company’s forward exchange contracts, which are designated as cash flow hedging instruments, qualify for hedge accounting.

As at May 31, 2021, the company held contracts to sell US dollars for Canadian dollars and Indian rupees at various forward rates, which are summarized below:

US dollars – Canadian dollars

Expiry dates	Contractual amounts	Weighted average contractual forward rates

June 2021 to August 2021	$7,900	1.3323
September 2021 to August 2022	18,800	1.3492
September 2022 to February 2023	3,600	1.3324
Total	$30,300	1.3428

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

US dollars – Indian rupees

Expiry dates	Contractual amounts	Weighted average contractual forward rates

June 2021 to August 2021	$1,500	74.99
September 2021 to March 2022	2,000	77.20
Total	$3,500	76.25

The carrying amount of forward exchange contracts is equal to their fair value, which is based on the amount at which they could be settled based on estimated current market rates. The fair value of forward exchange contracts amounted to net gains of $1,477,000 as at August 31, 2020, and $3,481,000 as at May 31, 2021.

As at May 31, 2021, forward exchange contracts in the amount of $3,045,000 are presented as current assets in other accounts receivable, and forward exchange contracts in the amount of $436,000 are presented as long-term assets in other long-term assets in the consolidated balance sheet. Forward exchange contracts of $545,000 included in other accounts receivable, for which related hedged sales are recognized, are recorded in the consolidated statement of earnings; otherwise, other forward exchange contracts are not yet recorded in the consolidated statement of earnings and are recorded in other comprehensive income.

Based on its portfolio of forward exchange contracts as at May 31, 2021, the company estimates that the portion of the net unrealized gains on these contracts as of that date, which will be realized and reclassified from accumulated other comprehensive income to net earnings (sales) over the next 12 months, amounts to $2,500,000.

During the three months and the nine months ended May 31, 2020 and 2021, the company recognized within its sales the following foreign exchange gains or losses on forward exchange contracts:

	Three months ended May 31, 2021	Nine months ended May 31, 2021	Three months ended May 31, 2020	Nine months ended May 31, 2020

Gains (losses) on forward exchange contracts	$569	$974	$(514)	$(758)

7	Credit Facilities

In fiscal 2020, the company modified certain credit facilities, whereby revolving credit facilities, which provided advances up to CA$70,000,000 (US$57,990,000), were extended to CA$90,000,000 (US$74,559,000) until May 31, 2021 and returned to CA$70,000,000 on June 1, 2021.

8	Leases

The company has operating leases for certain of its premises under various non-cancelable lease agreements. The company’s operating leases have remaining lease terms ranging from 1 year to 7 years. The company’s operating lease agreements do not contain any material residual value guarantees or material restrictive covenants.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Minimal rentals payable under operating leases are as follows as at May 31, 2021:

No later than 1 year	$3,130
Later than 1 year and no later than 5 years	4,979
Later than 5 years	594
Total lease liabilities as at May 31, 2021	$8,703

9	Long-term Debt

	As at May 31, 2021	As at August 31, 2020

Unsecured, non-interest-bearing loans, denominated in euros, repayable in quarterly instalments, maturing in September 2024 and September 2025	$798	$896
Unsecured loans, denominated in euros, repayable in monthly, quarterly or bi-annual instalments, bearing interest at annual rates of nil to 5.0%, maturing at different dates between July 2021 and September 2023	1,541	2,443
Loans, secured by the universality of the assets of a subsidiary, denominated in euros, repayable in monthly instalments, bearing interest at an annual rate of 0.7%, maturing at different dates between December 2021 and March 2023	146	295
Loans, secured by the universality of the assets of some subsidiaries, denominated in euros, repayable in monthly or bi-annual instalments, bearing interest at annual rates from 0.1% to 1.3%, maturing at different dates between June 2021 and August 2023	411	586
	2,896	4,220
Less: Current portion of long-term debt	1,477	2,076
	$1,419	$2,144

Principal repayments of long-term debt due over the forthcoming years are as follows:

As at May 31, 2021

No later than 1 year	$1,477
Later than 1 year and no later than 5 years	1,419
$2,896

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

10	Share Capital

The following tables summarize changes in share capital for the nine months ended May 31, 2020 and 2021.

	Nine months ended May 31, 2020
	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total amount

Balance as at September 1, 2019	31,643,000	$1	23,703,675	$92,705	$92,706
Redemption of restricted share units	−	−	255,822	−	−
Redemption of share capital	−	−	(54,528)	(212)	(212)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	−	−	−	861	861
Balance as at November 30, 2019	31,643,000	1	23,904,969	93,354	93,355
Redemption of restricted share units	−	−	111,476	−	−
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	−	−	−	472	472
Balance as at February 29, 2020	31,643,000	1	24,016,445	93,826	93,827
Redemption of restricted share units	−	−	36,947	−	−
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	−	−	−	172	172
Balance as at May 31, 2020	31,643,000	$1	24,053,392	$93,998	$93,999

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

	Nine months ended May 31, 2021
	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total amount

Balance as at September 1, 2020	31,643,000	$1	24,060,766	$94,023	$94,024
Redemption of restricted share units	−	−	204,506	−	−
Redemption of performance share units	−	−	2,704	−	−
Redemption of share capital	−	−	(138,255)	(538)	(538)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	−	−	−	704	704
Balance as at November 30, 2020	31,643,000	1	24,129,721	94,189	94,190
Issuance of share capital (note 3)	−	−	128,571	414	414
Share issue expenses	−	−	−	(14)	(14)
Redemption of restricted share units	−	−	127,774	−	−
Redemption of share capital	−	−	(7,300)	(27)	(27)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	−	−	−	601	601
Balance as at February 28, 2021	31,643,000	1	24,378,766	95,163	95,164
Redemption of restricted share units	−	−	17,255	−	−
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	−	−	−	90	90
Balance as at May 31, 2021	31,643,000	$1	24,396,021	$95,253	$95,254

On January 12, 2021, the company announced that its Board of Directors had approved a share repurchase program, by way of a normal course issuer bid on the open market of up to 2.9% of the issued and outstanding subordinate voting shares, representing 600,000 subordinate voting shares at the prevailing market price. The normal course issuer bid started on January 15, 2021 and will end on January 14, 2022 or earlier if the company repurchases the maximum number of shares permitted. All shares repurchased under the bid will be cancelled.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

11	Statements of Earnings

Sales are as follows:

	Three months ended May 31, 2021	Nine months ended May 31, 2021	Three months ended May 31, 2020	Nine months ended May 31, 2020

Test and measurement	$57,295	$159,045	$50,309	$143,733
Service assurance, systems and services	14,780	53,391	16,352	52,036
Foreign exchange gains (losses) on forward exchange contracts	569	974	(514)	(758)

Total sales for the period	$72,644	$213,410	$66,147	$195,011

Interest and other (income) expense

During the nine months ended May 31, 2021, other income included an amount of $2,546,000 for an insurance recovery related to the loss of assets (nil in 2020).

Net research and development expenses comprise the following:

	Three months ended May 31, 2021	Nine months ended May 31, 2021	Three months ended May 31, 2020	Nine months ended May 31, 2020

Gross research and development expenses	$17,003	$47,003	$12,047	$40,261
Tax credits and grants	(2,630)	(7,883)	(2,879)	(6,778)

Net research and development expenses for the period	$14,373	$39,120	$9,168	$33,483

For the three months and the nine months ended May 31, 2021, tax credits and grants include $231,000 and 1,261,000 respectively for the CEWS. For the three months and the nine months ended May 31, 2020, tax credits and grants include $1,457,000 for the CEWS.

Inventory write-down is as follows:

	Three months ended May 31, 2021	Nine months ended May 31, 2021	Three months ended May 31, 2020	Nine months ended May 31, 2020

Inventory write-down for the period	$663	$1,441	$494	$1,739

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Depreciation and amortization expenses by functional area are as follows:

	Three months ended May 31, 2021	Nine months ended May 31, 2021	Three months ended May 31, 2020	Nine months ended May 31, 2020

Cost of sales
Depreciation of property, plant and equipment	$474	$1,419	$466	$1,416
Depreciation of lease ROU assets	280	837	277	845
Amortization of intangible assets	1,329	5,060	1,341	4,017
	2,083	7,316	2,084	6,278

Selling and administrative expenses
Depreciation of property, plant and equipment	265	865	247	804
Depreciation of lease ROU assets	332	1,004	370	1,113
Amortization of intangible assets	238	665	180	505
	835	2,534	797	2,422

Net research and development expenses
Depreciation of property, plant and equipment	607	1,875	578	1,938
Depreciation of lease ROU assets	166	547	197	591
Amortization of intangible assets	207	585	177	503
	980	3,007	952	3,032

	$3,898	$12,857	$3,833	$11,732

Depreciation of property, plant and equipment	$1,346	$4,159	$1,291	$4,158
Depreciation of lease ROU assets	778	2,388	844	2,549
Amortization of intangible assets	1,774	6,310	1,698	5,025

Total depreciation and amortization expenses for the period	$3,898	$12,857	$3,833	$11,732

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Employee compensation comprises the following:

	Three months ended May 31, 2021	Nine months ended May 31, 2021	Three months ended May 31, 2020	Nine months ended May 31, 2020

Salaries and benefits	$41,211	$116,090	$31,853	$101,762
Restructuring charges	108	651	–	–
Stock-based compensation costs	1,193	2,778	523	1,446
Grants (CEWS)	(523)	(2,849)	(3,262)	(3,262)

Total employee compensation for the period	$41,989	$116,670	$29,114	$99,946

Stock-based compensation costs by functional area are as follows:

	Three months ended May 31, 2021	Nine months ended May 31, 2021	Three months ended May 31, 2020	Nine months ended May 31, 2020

Cost of sales	$19	$67	$34	$95
Selling and administrative expenses	901	2,138	391	1,106
Net research and development expenses	273	573	98	245

Total stock-based compensation costs for the period	$1,193	$2,778	$523	$1,446

CEWS by functional area are as follows (note 4):

	Three months ended May 31, 2021	Nine months ended May 31, 2021	Three months ended May 31, 2020	Nine months ended May 31, 2020

Cost of sales	$(114)	$(644)	$(723)	$(723)
Selling and administrative expenses	(178)	(944)	(1,082)	(1,082)
Net research and development expenses	(231)	(1,261)	(1,457)	(1,457)

Total CEWS for the period	$(523)	$(2,849)	$(3,262)	$(3,262)

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

12	Income Taxes

For the three months and the nine months ended May 31, 2020 and 2021, the reconciliation of the income tax provision (recovery) calculated using the combined Canadian federal and provincial statutory income tax rate with the income tax provision in the unaudited interim consolidated financial statements is as follows:

	Three months ended May 31, 2021	Nine months ended May 31, 2021	Three months ended May 31, 2020	Nine months ended May 31, 2020

Income tax provision (recovery) at combined Canadian federal and provincial statutory tax rate (27%)	$(576)	$477	$1,584	$(410)

Increase (decrease) due to:
Foreign income taxed at different rates	(116)	(196)	(78)	77
Non-deductible loss (non-taxable income)	(61)	(252)	(100)	219
Non-deductible expenses	494	866	171	515
Foreign exchange effect of translation of foreign subsidiaries	227	404	155	50
Recognition of previously unrecognized deferred income tax assets	–	–	–	(471)
Utilization of previously unrecognized deferred income tax assets	(5)	(914)	(2)	(16)
Unrecognized deferred income tax assets on temporary deductible differences and unused tax losses	1,063	3,871	1,144	4,021
Other	523	77	(183)	404

Income tax provision for the period	$1,549	$4,333	$2,691	$4,389

The income tax provision (recovery) consists of the following:

	Three months ended May 31, 2021	Nine months ended May 31, 2021	Three months ended May 31, 2020	Nine months ended May 31, 2020

Current	$1,538	$5,941	$2,198	$4,550
Deferred	11	(1,608)	493	(161)

	$1,549	$4,333	$2,691	$4,389

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

13	Earnings per Share

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding to the diluted weighted average number of shares outstanding:

	Three months ended May 31, 2021	Nine months ended May 31, 2021	Three months ended May 31, 2020	Nine months ended May 31, 2020

Basic weighted average number of shares outstanding (000’s)	56,031	55,906	55,678	55,573
Plus dilutive effect of (000’s):
Restricted share units	–	–	761	–
Deferred share units	–	–	285	–

Diluted weighted average number of shares outstanding (000’s)	56,031	55,906	56,724	55,573
Stock awards excluded from the calculation of diluted weighted average number of shares because their exercise price was greater than the average market price of the common shares, or their inclusion would be antidilutive (000’s)	3,571	2,213	416	2,009

For the three and nine months ended May 31, 2021 and the nine months ended May 31, 2020, the diluted amount per share was the same amount as the basic amount per share, since the dilutive effect of restricted share units, deferred share units and contingent issuable shares was not included in the calculation; otherwise, the effect would have been antidilutive. Accordingly, the diluted amount per share for these periods was calculated using the basic weighted average number of shares outstanding.

Management’s Discussion and Analysis of Financial Condition
and Results of Operations
This discussion and analysis contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty, namely the impact of the coronavirus pandemic on our employees, customers and global operations, including the ability of our suppliers to fulfil raw material requirements and services, and our ability to manufacture and deliver our products and services to our customers; the effects of emergency measures related to isolation periods for individuals in affected areas, lockdown restrictions imposed by national governments on businesses in countries where we operate and have employees, and limitations on travel to attract new customers and serve existing ones; deteriorating financial and market conditions as well as potential recession; trade wars;  our ability to successfully integrate businesses that we acquire; capital spending and network deployment levels in the communications industry (including our ability to quickly adapt cost structures to anticipated levels of business and our ability to manage inventory levels with market demand); consolidation in the global communications test, monitoring and analytics solutions markets and increased competition among vendors; capacity to adapt our future product offering to future technological changes; limited visibility with regard to the timing and nature of customer orders; delay in revenue recognition due to longer sales cycles for complex systems involving customers’ acceptance; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations and to conduct business internationally; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document. This discussion and analysis should be read in conjunction with the consolidated financial statements.

The following discussion and analysis of financial condition and results of operations is dated July 14, 2021.

All financial data are expressed in US dollars, except as otherwise noted, and determined based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). This discussion and analysis also contains financial data that do not comply with IFRS. Where such measures are presented, they are defined, and the reader is informed.

COMPANY OVERVIEW AND RECENT DEVELOPMENTS

We are a leading provider of test, monitoring and analytics solutions for fixed and mobile network operators, web‑scale companies, as well as for optical component and network equipment manufacturers in the global communications industry. Our broad portfolio of intelligent hardware and software solutions enables transformations related to fiber, 5G, and cloud-native network deployments. Ultimately, customers rely on our solutions to increase network capacity and improve quality of experience for end-users while driving operational efficiencies.

Our sales increased 9.8% to $72.6 million in the third quarter of fiscal 2021 compared to $66.1 million for the same period last year. Bookings (purchase orders received from customers) increased 47.2% to $87.0 million in the third quarter of fiscal 2021, for a book-to-bill ratio of 1.20, from $59.1 million for the same period last year. In the third quarter of fiscal 2020, the global impact of the coronavirus outbreak affected our ability to ship our products and deliver our services during that quarter. Since then, we have adapted to a virtualized working and selling environment and consolidated our role as trusted advisor to support our customers to ensure the deployment and the reliability of their communication network.

Net loss amounted to $3.7 million, or $0.07 per share, in the third quarter of fiscal 2021, compared to net earnings of $3.2 million, or $0.06 per diluted share, for the same period last year. Net loss for the third quarter of fiscal 2021 included net expenses totaling $3.6 million, comprising $1.8 million in amortization of intangible assets, $1.2 million in stock-based compensation costs, $0.1 million in restructuring charges, a foreign exchange loss of $0.8 million, and an income tax effect of the above items of $0.3 million. Net loss for the third quarter of fiscal 2021 also included an amount of $0.4 million in after-tax (pre-tax $0.5 million) wage subsidy granted by the Canadian government because of the coronavirus pandemic. For the same period last year, net earnings included net expenses totaling $2.0 million, comprising $1.7 million in amortization of intangible assets, $0.5 million in stock-based compensation costs, a foreign exchange loss of $0.1 million, and an income tax effect of the above items of $0.3 million. Net earnings for the third quarter of fiscal 2020 also included an after-tax amount of $2.4 million (pre-tax $3.3 million) in wage subsidy granted by the Canadian government because of the coronavirus pandemic.

Adjusted EBITDA (net earnings (loss) before interest and other income/expense, income taxes, depreciation and amortization, stock-based compensation costs, restructuring charges, and foreign exchange loss) reached $4.3 million, or 5.9% of sales, in the third quarter of fiscal 2021, compared to $10.7 million, or 16.1% of sales for the same period last year. Adjusted EBITDA is a non‑IFRS measure. See page 43 of this document for a complete reconciliation of adjusted EBITDA to IFRS net earnings (loss).

On December 31, 2020, we acquired all of the issued and outstanding shares of inOpticals Inc. (renamed EXFO Taiwan Inc.), a Taiwan-based private company that offers ultra-high-speed test instruments for the laboratory and manufacturing markets. The fair value of the total consideration for this acquisition amounted to $0.8 million net of cash acquired. This acquisition was accounted for by applying the acquisition method as required by IFRS 3, Business Combinations, and the requirements of IFRS 10, Consolidated Financial Statements. The results of operations of the acquired business were included in our consolidated financial statements starting January 1, 2021.

In fiscal 2020, we modified certain credit facilities, whereby our revolving credit facilities, which provided advances of up to CA$70 million (US$58 million), were extended to CA$90 million (US$75 million) until May 31, 2021, and returned to CA$70 million on June 1, 2021.

RESULTS OF OPERATIONS
(in thousands of US dollars, except per share data)

	Three months ended May 31, 2021	Three months ended May 31, 2020	Nine months ended May 31, 2021	Nine months ended May 31, 2020

Sales	$72,644	$66,147	$213,410	$195,011

Cost of sales (1)	30,298	27,948	90,590	81,985
Selling and administrative	24,986	18,898	69,485	67,705
Net research and development	14,373	9,168	39,120	33,483
Depreciation of property, plant and equipment	1,346	1,291	4,159	4,158
Depreciation of lease right-of-use assets	778	844	2,388	2,549
Amortization of intangible assets	1,774	1,698	6,310	5,025
Interest and other (income) expense	396	291	(1,607)	975
Foreign exchange loss	826	141	1,199	649
Earnings (loss) before income taxes	(2,133)	5,868	1,766	(1,518)
Income taxes	1,549	2,691	4,333	4,389
Net earnings (loss) for the period	$(3,682)	$3,177	$(2,567)	$(5,907)

Basic and diluted net earnings (loss) per share	$(0.07)	$0.06	$(0.05)	$(0.11)

Other selected information:

Gross margin before depreciation and amortization (2)	$42,346	$38,199	$122,820	$113,026

Gross research and development	$17,003	$12,047	$47,003	$40,261

Canadian emergency wage subsidy included in:
Cost of sales	$(114)	$(723)	$(644)	$(723)
Selling and administrative expenses	$(178)	$(1,082)	$(944)	$(1,082)
Net research and development expenses	$(231)	$(1,457)	$(1,261)	$(1,457)

Adjusted EBITDA (2)	$4,288	$10,656	$17,644	$13,284

(1)	The cost of sales is exclusive of depreciation and amortization, shown separately.
(2)	Refer to page 43 for non-IFRS measures.

RESULTS OF OPERATIONS
(as a percentage of sales for the periods indicated)

	Three months ended May 31, 2021	Three months ended May 31, 2020	Nine months ended May 31, 2021	Nine months ended May 31, 2020

Sales	100.0%	100.0%	100.0%	100.0%

Cost of sales (1)	41.7	42.3	42.4	42.0
Selling and administrative	34.4	28.6	32.6	34.7
Net research and development	19.8	13.9	18.3	17.2
Depreciation of property, plant and equipment	1.9	2.0	1.9	2.1
Depreciation of lease right-of-use assets	1.1	1.2	1.1	1.3
Amortization of intangible assets	2.4	2.5	3.0	2.6
Interest and other (income) expense	0.6	0.4	(0.7)	0.5
Foreign exchange loss	1.1	0.2	0.6	0.3
Earnings (loss) before income taxes	(3.0)	8.9	0.8	(0.7)
Income taxes	2.1	4.1	2.0	2.3
Net earnings (loss) for the period	(5.1)%	4.8%	(1.2)%	(3.0)%

Other selected information:

Gross margin before depreciation and amortization (2)	58.3%	57.7%	57.6%	58.0%

Gross research and development	23.4%	18.2%	22.0%	20.6%

Canadian emergency wage subsidy included in:
Cost of sales	(0.2)%	(1.1)%	(0.3)%	(0.4)%
Selling and administrative expenses	(0.2)%	(1.6)%	(0.4)%	(0.6)%
Net research and development expenses	(0.3)%	(2.2)%	(0.6)%	(0.7)%

Adjusted EBITDA (2)	5.9%	16.1%	8.3%	6.8%

(1)	The cost of sales is exclusive of depreciation and amortization, shown separately.
(2)	Refer to page 43 for non-IFRS measures.

RESULTS OF OPERATIONS

Sales and bookings

The following tables summarize sales and bookings by product line in thousands of US dollars:

Sales

	Three months ended May 31, 2021	Three months ended May 31, 2020	Nine months ended May 31, 2021	Nine months ended May 31, 2020

Test and measurement	$57,295	$50,309	$159,045	$143,733
Service assurance, systems and services	14,780	16,352	53,391	52,036
	72,075	66,661	212,436	195,769
Foreign exchange gains (losses) on forward exchange contracts	569	(514)	974	(758)
Total sales	$72,644	$66,147	$213,410	$195,011

Bookings

	Three months ended May 31, 2021	Three months ended May 31, 2020	Nine months ended May 31, 2021	Nine months ended May 31, 2020

Test and measurement	$59,671	$46,634	$164,584	$153,646
Service assurance, systems and services	26,766	12,988	69,840	49,000
	86,437	59,622	234,424	202,646
Foreign exchange gains (losses) on forward exchange contracts	569	(514)	974	(758)
Total bookings	$87,006	$59,108	$235,398	$201,888

Sales by geographic region

The following table summarizes sales by geographic region:

	Three months ended May 31, 2021	Three months ended May 31, 2020	Nine months ended May 31, 2021	Nine months ended May 31, 2020

Americas	49%	45%	47%	49%
Europe, Middle East and Africa (EMEA)	36	33	37	31
Asia-Pacific (APAC)	15	22	16	20

	100%	100%	100%	100%

For the three months ended May 31, 2021, our total sales increased 9.8% to $72.6 million, compared to $66.1 million for the same period last year, while our bookings increased 47.2% to $87.0 million, compared to $59.1 million for the same period last year, for a book-to-bill ratio of 1.20.

For the nine months ended May 31, 2021, our sales increased 9.4% to $213.4 million, from $195.0 million for the same period last year, while our bookings increased 16.6% to $235.4 million, from $201.9 million for the same period last year, for a book-to-bill ratio of 1.10.

Sales

Third quarter review

In the third quarter of fiscal 2021, the 9.8% increase in total sales year-over-year comes from our T&M product line, which delivered increase in sales of 13.9%, while sales of our SASS product line declined 9.6% compared to the same period last year.

In the third quarter of fiscal 2021, sales of our T&M product line increased by $7.0 million, or 13.9% year-over-year, to $57.3 million. In the third quarter of fiscal 2021, we benefited from increased fiber deployments to support broadband acceleration needs in the Americas and the EMEA region, following a period of reduced investments since the beginning of the coronavirus pandemic in early calendar 2020; this mainly benefited our optical test solutions. In addition, newly acquired EXFO Taiwan had a positive effect on our sales in the third quarter of 2021. Finally, our sales were positively affected by currency fluctuations year-over-year. This was offset in part by reduced sales year-over-year for our advanced solutions for network equipment manufacturers (NEMs) and R&D labs for 5G deployment in China, as well as reduced sales for our copper test solutions in the EMEA region.

In the third quarter of fiscal 2021, sales of our SASS product line decreased by $1.6 million, or 9.6% year‑over‑year, to $14.8 million. This year-over-year decrease in sales is mainly due to the timing to converting orders into sales, as bookings for this product line significantly increased in the third quarter of fiscal 2021 compared to the same period last year. Sales and bookings of our SASS product line are characterized by large intermittent orders from customers that may have prolonged sales and revenue recognition cycles; therefore, our quarterly sales and bookings are subject to quarterly fluctuations. Otherwise, sales of our SASS product line were positively impacted by currency fluctuations year-over-year.

First nine months review

In the first nine months of fiscal 2021, the 9.4% increase in total sales year-over-year comes from both product lines.

In the first nine months of fiscal 2021, sales of our T&M product line increased by $15.3 million, or 10.7% year-over-year, to $159.1 million. In the first nine months of fiscal 2020, following record-high sales in the first quarter of that year, sales of our T&M product line significantly dropped in the second and third quarters because of the temporary lockdown of our manufacturing facility in China, as well as reduced investments due to the emerging coronavirus outbreak. The sales level reached in the first nine months of fiscal 2021 is more in line with pre-pandemic levels, as we benefited from increased fiber deployments to support broadband acceleration needs in the Americas and the EMEA region. In addition, newly acquired EXFO Taiwan had a positive effect on our sales in the first nine months of 2021. Finally, in the first nine months of fiscal 2021, sales of our T&M product line were positively impacted by currency fluctuations year-over-year. This was offset in part by reduced sales year-over-year for our advanced solutions for NEMs and R&D labs for 5G deployment in China.

In the first nine months of fiscal 2021, sales of our SASS product line increased by $1.4 million, or 2.6% year-over- year, to $53.4 million. In the first nine months of fiscal 2021, despite significant increase in bookings year-over- year, the timing to converting orders into sales has prevented us from further increasing our sales year-over-year. Namely, in the first nine months of fiscal 2021, the ongoing coronavirus pandemic worldwide impacted our ability to deliver and commission our solutions. Otherwise, in the first nine months of fiscal 2021, sales of our SASS product line were positively impacted by currency fluctuations year-over-year.

Bookings

Third quarter review

In the third quarter of fiscal 2021, the 47.2% increase in total bookings year-over-year comes from both product lines.

In the third quarter of fiscal 2021, bookings of our T&M product line increased by $13.1 million, or 28.0% year-over- year to $59.7 million. In the third quarter of fiscal 2021, we benefited from increased fiber deployments to support broadband acceleration needs in the Americas and the EMEA region, following a period of reduced investments since the beginning of the coronavirus pandemic in early calendar 2020; this mainly benefited our optical test solutions. In addition, in the third quarter of fiscal 2021, we received large orders for our copper-testing solutions in EMEA. Furthermore, newly acquired EXFO Taiwan had a positive effect on our bookings in the third quarter of 2021. Finally, bookings of our T&M product line were positively affected by currency fluctuations year-over-year. This was offset in part by reduced bookings year-over-year for our advanced solutions for NEMs and R&D labs for 5G deployment in China.

In the third quarter of fiscal 2021, bookings of our SASS product line increased by $13.8 million, or 106.1% year‑over‑year to $26.8 million. In the third quarter of fiscal 2021, most of the year-over-year increase in bookings came from the EMEA and APAC regions, as we received a higher level of orders for our monitoring solutions, as well as some orders for our real-time network topology solution. In addition, bookings of our SASS product line were positively impacted by currency fluctuations year-over-year.

First nine months review

In the first nine months of fiscal 2021, the 16.6% increase in total bookings year-over-year can be attributed to both product lines.

In the first nine months of fiscal 2021, bookings of our T&M product line increased $10.9 million or 7.1% year‑over‑year to $164.6 million. In the first nine months of fiscal 2021, we benefited from increased fiber deployments to support broadband acceleration needs in the Americas and EMEA region, following a period of reduced investments since the beginning of the coronavirus pandemic in early calendar 2020. In addition, in the first nine months of 2021, we benefited from larger calendar year-end budget spending on the part of some communication service providers (CSPs) in the Americas. Furthermore, newly acquired EXFO Taiwan had a positive effect on our bookings in the first nine months of 2021. Finally, bookings of our T&M product line were positively impacted by currency fluctuations year-over-year. This was offset in part by reduced bookings year-over-year for our advanced solutions for NEMs and R&D labs for 5G deployment in China.

In the first nine months of fiscal 2021, bookings of our SASS product line increased $20.8 million or 42.5% year-over-year to $69.8 million. In the first nine months of fiscal 2021, most of the year-over-year increase in bookings comes from the EMEA and APAC regions, as we received a higher level of orders for our monitoring solutions as well as some orders for our new Nova SensAI automated monitoring and troubleshooting solution. In addition, bookings of our SASS product line were positively affected by currency fluctuations year-over-year.

Customer concentration

In the third quarters of fiscal 2020 and 2021, no customer accounted for more than 10% of our sales and our top three customers accounted for 18.2% and 14.1% of sales respectively. In the first nine months of fiscal 2020 and 2021, no customer accounted for more than 10% of our sales and our top three customers accounted for 17.5% and 12.1% of sales respectively.

GROSS MARGIN BEFORE DEPRECIATION AND AMORTIZATION
(non-IFRS measure — refer to page 43 of this document)

Gross margin before depreciation and amortization reached 58.3% of sales for the three months ended May 31, 2021, 0.6% higher compared to 57.7% for the same period last year.

Gross margin before depreciation and amortization amounted to 57.6% of sales for the nine months ended May 31, 2021, 0.4% lower compared to 58.0% for the same period last year.

Third quarter review

In the third quarter of fiscal 2021, gross margin before depreciation and amortization included $0.1 million or 0.2% for the wage subsidy granted by the Canadian government because of the coronavirus pandemic, compared to $0.7 million or 1.1% of sales for the same period last year; the decrease in this wage subsidy represented a negative impact of 0.9% of sales on our gross margin before depreciation and amortization year-over-year. Excluding this wage subsidy, our gross margin before depreciation and amortization would have increased 1.5% year-over-year.

In the third quarter of fiscal 2021, we recorded in our sales foreign exchange gains on our forward exchange contracts of $0.6 million, compared to foreign exchange losses of $0.5 million for the same period last year. This gap increased our gross margin before depreciation and amortization by 0.7% year-over-year.

In addition, in the third quarter of fiscal 2021, our gross margin before depreciation and amortization was positively impacted by a more favorable sales mix overall compared to the same period last year.

First nine months review

In the first nine months of fiscal 2021, our gross margin before depreciation and amortization was negatively impacted by a less favorable sales mix overall compared to the same period last year.

Otherwise, in the first nine months of fiscal 2021, we recorded in our sales foreign exchange gains on our forward exchange contracts of $1.0 million, compared to foreign exchange losses of $0.8 million for the same period last year. This gap increased our gross margin before depreciation and amortization by 0.3% year-over-year.

SELLING AND ADMINISTRATIVE EXPENSES

For the three months ended May 31, 2021, selling and administrative expenses were $25.0 million, or 34.4% of sales, compared to $18.9 million, or 28.6% of sales, for the same period last year.

For the nine months ended May 31, 2021, selling and administrative expenses were $69.5 million, or 32.6% of sales, compared to $67.7 million, or 34.7% of sales, for the same period last year.

Third quarter review

In the third quarter of fiscal 2021, our selling and administrative expenses increased $6.1 million compared to the same period last year.

In the third quarter of fiscal 2021, the decrease in the average value of the US dollar compared to other currencies had a negative impact on our selling and administrative expenses year-over-year.

In addition, in the third quarter of fiscal 2021, commissions on our sales were higher compared to the same period last year due to the year-over-year increase in sales.

Furthermore, in the third quarter of fiscal 2021, our selling and administrative expenses included $0.2 million or 0.2% of sales for the wage subsidy granted by the Canadian government because of the coronavirus pandemic, compared to $1.1 million or 1.6% of sales for the same period last year; the year-over-year decrease in this wage subsidy represented a negative impact of $0.9 million on our selling and administrative expenses in the third quarter of 2021.

Also, in the third quarter of fiscal 2021, newly acquired EXFO Taiwan increased our selling and administrative expenses year-over year, mainly for stock-based compensation costs.

Finally, in the third quarter of fiscal 2021, inflation and salary increases contributed to a rise in our selling and administrative expenses year-over-year.

In the third quarter of fiscal 2021, our selling and administrative expenses amounted to 34.4% of sales, 5.8% higher compared to 28.6% of sales in the same period last year. In the third quarter of 2021, our selling and administrative expenses increased faster than our sales.

First nine months review

In the first nine months of fiscal 2021, our selling and administrative expenses increased $1.8 million compared to the same period last year.

In the first nine months of fiscal 2021, the decrease in the average value of the US dollar compared to other currencies had a negative impact on our selling and administrative expenses year-over-year.

In addition, in the first nine months of fiscal 2021, commissions on our sales were higher compared to the same period last year due to the year-over-year increase in sales.

Also, in the first nine months of fiscal 2021, newly acquired EXFO Taiwan increased our selling and administrative expenses year-over-year, mainly for stock-based compensation costs.

Furthermore, in the first nine months of fiscal 2021, we incurred restructuring charges of $0.7 million or 0.3% of sales compared to nil in 2020.

Finally, in the first nine months of fiscal 2021, inflation and salary increases contributed to a rise in our selling and administrative expenses year-over-year.

Otherwise, in the first nine months of fiscal 2021, worldwide restrictions on various forms of transportation and lockdown periods due to the coronavirus pandemic resulted in lower travel expenses year‑over-year.

In addition, in the first nine months of fiscal 2021, we had the full impact of our 2020 restructuring plan, which reduced our selling and administrative expenses year-over-year.

RESEARCH AND DEVELOPMENT EXPENSES

Gross research and development expenses

For the three months ended May 31, 2021; gross research and development expenses totaled $17.0 million, or 23.4% of sales, compared to $12.0 million, or 18.2% of sales, for the same period last year.

For the nine months ended May 31, 2021, gross research and development expenses totaled $47.0 million, or 22.0% of sales, compared to $40.3 million, or 20.6% of sales, for the same period last year.

Third quarter and first nine months review

In the third quarter of fiscal 2021, our gross research and development expenses increased $5.0 million compared to the same period last year.

In the first nine months of fiscal 2021, our gross research and development expenses increased $6.7 million compared to the same period last year.

In the third quarter and the first nine months of fiscal 2021, the mix and timing of research and development projects, inflation and salary increases, as well as the impact of newly acquired EXFO Taiwan resulted in higher gross research and development expenses year-over-year.

In addition, in the third quarter and the first nine months of fiscal 2021, the decrease in the average value of the US dollar compared to other currencies had a negative impact on our gross research and development expenses year-over-year.

In the third quarter of fiscal 2021, our gross research and development expenses amounted to 23.4% of sales,  5.2% higher than 18.2% of sales in the same period last year. In the first nine months of fiscal 2021, our gross research and development expenses amounted to 22.0% of sales, 1.4% higher than 20.6% of sales in the same period last year. For the three and nine months ended May 31, 2021, our gross research and development expenses increased faster than our sales, mainly due to mix and timing of projects.

Tax Credits and Grants

For the three months ended May 31, 2021, tax credits and grants for research and development activities were $2.6 million, or 15.5% of gross research and development expenses, compared to $2.9 million, or 23.9% of gross research and development expenses, for the same period last year.

For the nine months ended May 31, 2021, tax credits and grants for research and development activities were $7.9 million, or 16.8% of gross research and development expenses, compared to $6.8 million, or 16.8% of gross research and development expenses, for the same period last year.

Third quarter review

In the third quarter of fiscal 2021, our tax credits and grants included $0.2 million, or 1.3% of gross research an development expenses for the wage subsidy granted by the Canadian government because of the coronavirus pandemic, compared to $1.5 million, or 12.0% of gross research and development expenses for the same period last year. The decrease in this wage subsidy year-over-year was offset in part by an increase in research and development tax credits in Canada, as our eligible expenses increased year-over-year.

First nine months review

In the first nine months of fiscal 2021, the increase in research and development tax credits in Canada, because of increased eligible expenses, was offset in part by the slight decrease in the wage subsidy year-over-year. In the first nine months of fiscal 2021, our tax credits and grants included $1.3 million, or 2.7% of gross research and development expenses for the wage subsidy, compared to $1.5 million, or 3.6% of gross research and development expenses for the same period last year.

AMORTIZATION OF INTANGIBLE ASSETS

In conjunction with the business combinations we completed, we recorded intangible assets primarily consisting of core technology and customer relationships. In addition, intangible assets include software.

For the three months ended May 31, 2021, amortization of intangible assets amounted to $1.8 million compared to $1.7 million for the same period last year.

For the nine months ended May 31, 2021, amortization of intangible assets amounted to $6.3 million compared to $5.0 million for the same period last year.

The year-over-year increase in our amortization expense in the first nine months of fiscal 2021, compared to the same period last year, is due to increased amortization expense for acquired backlog (customer relationship) as related sales were recognized during the period, and for core technologies from newly acquired EXFO Taiwan, as well as the negative currency impact.

INTEREST AND OTHER (INCOME) EXPENSES

For the nine months ended May 31, 2021, interest and other income totaled $1.6 million compared to interest and other expenses of $1.0 million for the same period last year.

During the first nine months of fiscal 2021, other income included an amount of $0.7 million for the excess of the fair value of net identifiable assets acquired over fair value of the total consideration (net of cash acquired) in relation with the acquisition of EXFO Taiwan (nil in 2020); this was offset in part by increased interest expense on our bank loan year-over-year.

In addition, during the first nine months of fiscal 2021, other income included an insurance recovery of $2.5 million related to the loss of assets (nil in 2020).

FOREIGN EXCHANGE LOSS

Foreign exchange gains and losses are mainly the result of the translation of operating activities denominated in currencies other than our functional currency, which is the Canadian dollar. A portion of our foreign exchange gains or losses results from the translation of cash balances and deferred income taxes denominated in US dollars. We manage our exposure to currency risk in part with forward exchange contracts. In addition, some of our entities’ operating activities are denominated in US dollars, euros and British pounds, which further hedges this risk. However, we remain exposed to currency risk; namely, any increase in the value of the Canadian dollar compared to the US dollar would have a negative impact on our operating results.

For the three months ended May 31, 2021, we recorded a foreign exchange loss of $0.8 million compared to $0.1 million for the same period last year.

For the nine months ended May 31, 2021, foreign exchange loss amounted to $1.2 million compared to $0.6 million for the same period last year.

Third quarter review

During the third quarter of fiscal 2021, the period-end value of the Canadian dollar increased versus the US dollar compared to the previous quarter, and we reported a foreign exchange loss of $0.8 million during that period. The period-end value of the Canadian dollar increased by 4.8% versus the US dollar to CA$1.2071 = US$1.00 in the third quarter of fiscal 2021, compared to CA$1.2686 = US$1.00 at the end of the previous quarter. During the third quarter of fiscal 2021, the average value of the Canadian dollar compared to the US dollar was 1.2421.

During the same period last year, we witnessed some volatility in the value of the Canadian dollar as it fluctuated compared to the US dollar, which overall resulted in a foreign exchange loss of $0.1 million during that period. The period-end value of the Canadian dollar decreased by 2.7% versus the US dollar to CA$1.3787 = US$1.00 in the third quarter of fiscal 2020, compared to CA$1.3428 = US$1.00 at the end of the previous quarter. During the third quarter of fiscal 2020, the average value of the Canadian dollar compared to the US dollar was 1.3981.

First nine months review

During the first nine months of fiscal 2021, the period-end value of the Canadian dollar increased versus the US dollar compared to the previous year-end, and we reported a foreign exchange loss of $1.2 million during that period. The period-end value of the Canadian dollar increased by 7.4% versus the US dollar to CA$1.2071 = US$1.00 in the first nine months of fiscal 2021, compared to CA$1.3041 = US$1.00 at the end of the previous year. During the first nine months of fiscal 2021, the average value of the Canadian dollar compared to the US dollar was 1.2788.

During the same period last year, we witnessed some volatility in the value of the Canadian dollar as it fluctuated compared to the US dollar, which overall resulted in a foreign exchange loss of $0.6 million during that period. The period-end value of the Canadian dollar decreased by 3.7% versus the US dollar to CA$1.3787 = US$1.00 in the first nine months of fiscal 2020, compared to CA$1.3294 = US$1.00 at the end of the previous year. During the first nine months of fiscal 2020, the average value of the Canadian dollar compared to the US dollar was 1.3461.

Foreign exchange rate fluctuations also flow through the P&L line items as a portion of our sales are denominated in Canadian dollars and euros and a significant portion of our cost of sales and operating items are denominated in Canadian dollars, euros and British pounds and we report our results in US dollars. In the third quarter and the first nine months of fiscal 2021, the decrease in the average value of the US dollar compared to the Canadian dollar, the euro and the British pound year-over-year resulted in a negative impact on our operating expenses. In the third quarter of fiscal 2021, the average value of the US dollar decreased 11.2%, 9.7% and 12.5% year-over- year respectively, compared to the Canadian dollar, the euro and the British pound. In the first nine months of fiscal 2021, the average value of the US dollar decreased 5.0%, 8.8% and 6.7% year-over-year respectively, compared to the Canadian dollar, the euro and the British pound.

INCOME TAXES

For the three months ended May 31, 2021, we reported income tax expenses of $1.5 million on a loss before income taxes of $2.1 million. For the corresponding period last year, we reported income tax expenses of $2.7 million on earnings before income taxes of $5.9 million.

For the nine months ended May 31, 2021, we reported income tax expenses of $4.3 million on earnings before income taxes of $1.8 million. For the corresponding period, last year, we reported income tax expenses of $4.4 million on a loss before income taxes of $1.5 million.

Our distorted tax rates for the three months and the nine months ended May 31, 2020 and 2021 mainly resulted from the fact that we did not recognize deferred income tax assets for some of our subsidiaries at loss. In addition, we had some other non-deductible losses and expenses, such as stock-based compensation costs. Otherwise, our effective tax rate would have been closer to the combined Canadian and provincial statutory tax rate of 27% for these periods.

Please refer to note 12 to our condensed unaudited interim consolidated financial statements for a full reconciliation of our income tax provision.

LIQUIDITY AND CAPITAL RESOURCES

Cash requirements and capital resources

As at May 31, 2021, cash and short-term investments totaled $12.5 million, while our working capital was at $43.7 million. Our cash and short-term investments decreased by $11.8 million in the third quarter of fiscal 2021 compared to the previous quarter-end.

The following table summarizes the decrease in cash and short-term investments during the third quarter of fiscal 2021 in thousands of US dollars:

Cash flows used by operating activities	$(4,901)
Decrease in bank loan	(3,202)
Purchases of capital assets	(2,084)
Business combination (EXFO Taiwan)	(1,099)
Repayment of lease obligations and long-term debt	(991)
Unrealized foreign exchange gain on cash and short-term investments	485

$(11,792)

Our short-term investments of $1.6 million consist of debt instruments issued by high-credit-quality corporations; therefore, we consider the risk of non-performance of these financial instruments to be limited. Due to their short-term maturity, our term deposits are not expected to be affected by a significant liquidity risk. For managing our cash position, we have established a cash management policy, which we follow and monitor on a regular basis.

We believe that our cash balances and short-term investments totaling $12.5 million, combined with our available revolving credit facilities of up to $58.3 million from June 1, 2021 onward, will be sufficient to meet our liquidity and capital requirements for the foreseeable future. In addition to these assets and credit facilities, we have unused available lines of credit of $23.6 million for foreign currency exposure related to forward exchange contracts. However, a slowdown or recession due to effect of the coronavirus pandemic, possible operating losses, additional restructuring costs and/or possible investments in or acquisitions of complementary businesses, products or technologies may require additional financing. There can be no assurance that additional debt or equity financing will be available when required or, if available, that it can be secured on satisfactory terms.

Sources and uses of cash

We finance our operations and meet our capital expenditure requirements through a combination of cash flows from operating activities, the use of our cash and short-term investments, borrowing under our existing credit facilities as well as the issuance of subordinate voting shares.

Operating activities

Cash flows used by operating activities were $4.9 million for the three months ended May 31, 2021, compared to $16.9 million for the same period last year.

Cash flows provided by operating activities were $11.8 million for the nine months ended May 31, 2021, compared to cash flows used of $16.2 million for the same period last year.

Third quarter review

Cash flows used by operating activities in the third quarter of fiscal 2021 were attributable to the net loss after items not affecting cash of $0.2 million, and the negative net change in non-cash operating items of $4.7 million; this was mainly due to the negative effect on cash of the $2.4 million increase in our accounts receivable due to the timing of sales and receipts during the quarter, the $1.1 million increase in our income taxes and tax credits due to tax credits earned during the quarter not yet recovered, the $4.2 million increase in our inventories to meet expected future demand, and the $0.6 million increase in our prepaid expenses due to timing of payments during the quarter. These negative effects on cash were offset in part by the positive effect on cash of the $3.9 million increase in our accounts payable, accrued liabilities and provisions due to the timing of purchases and payments during the quarter.

Cash flows used by operating activities in the third quarter of fiscal 2020 were attributable to net earnings after items not affecting cash of $8.6 million, which was more than offset by the negative net change in non-cash operating items of $25.4 million; this was mainly due to the negative effect on cash of the $25.5 million increase in our accounts receivable due to the timing of sales and receipts during the quarter, the $2.3 million increase in our inventories to meet expected future demand, and the $0.8 million increase in our prepaid expenses due to the timing of payments during the quarter. These negative effects on cash were offset in part by the positive effect on cash of the $3.2 million increase in our accounts payable, accrued liabilities and provisions due to the timing of purchases and payments during the quarter.

First nine months review

Cash flows provided by operating activities in the first nine months of fiscal 2021 were attributable to net earnings after items not affecting cash of $9.1 million, and the positive net change in non-cash operating items of $2.8 million; this was mainly due to the positive effect on cash of the $4.0 million decrease in our accounts receivable due to the timing of receipts and sales during the period, the decrease of $1.4 million in our other assets as we recognized related sales during the period, the increase of $2.6 million in our accounts payable, accrued liabilities and provisions due to the timing of purchases and payments during the period, and the decrease of $0.5 million in our prepaid expenses due to timing or payments during the period. These positive effects on cash were offset in part by the negative effect on cash of the $4.9 million increase in our inventories to meet expected future demand, and the increase of $0.9 million in our income taxes and tax credits due to tax credit earned during the period but not yet recovered.

Cash flows used by operating activities in the first nine months of fiscal 2020 were attributable to net earnings after items not affecting cash of $5.9 million, which was more than offset by the negative net change in non-cash operating items of $22.1 million; this was mainly due to the negative effect on cash of the $6.9 million increase in our accounts receivable due to the timing of receipts and sales during the period, the increase of $6.2 million in our inventories to meet expected future demand, the decrease of $6.0 million in our accounts payable, accrued liabilities and provisions due to the timing of purchases and payments during the period, the increase of $2.6 million in our income taxes and tax credits due to tax credit earned during the period but not yet recovered, and the increase of $0.7 million in our other assets due to timing of payments during the period.

Investing activities

Cash flows used by investing activities were $4.3 million for the three months ended May 31, 2021, compared to $3.8 million for the same period last year.

Cash flows used by investing activities were $5.3 million for the nine months ended May 31, 2021, compared to $6.9 million for the same period last year.

Third quarter review

In the third quarter of fiscal 2021, we acquired $1.1 million worth of short-term investments, we made cash payments of $2.1 million for the purchase of capital assets and we paid $1.1 million for the acquisition of EXFO Taiwan.

For the corresponding period last year, we acquired $1.9 million worth of short-term investments and we made cash payments of $1.9 million for the purchase of capital assets.

First nine months review

In the first nine months of fiscal 2021, we made cash payments of $4.4 million for the purchase of capital assets, we acquired $0.6 million worth of short-term investments, and we paid $0.3 million for the acquisition of EXFO Taiwan, net of cash acquired.

For the corresponding period last year, we made cash payments of $6.1 million for the purchase of capital assets and we acquired $0.8 million worth of short-term investments.

Financing activities

Cash flows used by financing activities were $4.2 million for the three months ended May 31, 2021, compared to cash flows provided of $18.8 million for the same period last year.

Cash flows used by financing activities were $29.1 million for the nine months ended May 31, 2021, compared to cash flows provided of $23.9 million for the same period last year.

Third quarter review

In the third quarter of fiscal 2021, our bank loan decreased by $3.2 million, and we repaid $1.0 million of lease obligations and our long-term debt.

During the same period last year, our bank loan increased by $19.9 million but we repaid $1.1 million of lease obligations and our long-term debt.

First nine months review

In the first nine months of fiscal 2021, our bank loan decreased by $24.9 million, we repaid $3.8 million of our lease liabilities and long-term debt and we redeemed share capital for $0.4 million.

During the same period last year, our bank loan increased by $28.3 million, but we repaid $4.1 million of our lease liabilities and long-term debt and we redeemed share capital for $0.2 million.

Contractual obligations

We are committed under the terms of contractual obligations, which have various expiration dates, primarily for our lease liabilities, our long-term debt and licensing of intellectual property. The following table summarizes our contractual obligations as at May 31, 2021 in thousands of US dollars:

	Lease liabilities	Long-term debt	Licensing agreements	Total

No later than 1 year	$3,130	$1,477	$731	$5,338
Later than 1 year and no later than 5 years	4,979	1,419	2,886	9,284
Later than 5 years	594	–	–	594
	$8,703	$2,896	$3,617	$15,216

In addition, as at May 31, 2021, we had letters of guarantee amounting to $1.2 million for our own selling and purchasing requirements, which were reserved from our lines of credit; these letters of guarantee expire at various dates through fiscal 2022.

FORWARD EXCHANGE CONTRACTS

We are exposed to currency risk as a result of our export sales of products manufactured in Canada, China, Finland and France, the majority of which are denominated in US dollars and euros. In addition, we are exposed to currency risk as a result of our research and development activities in India (Indian rupees). These risks are partially hedged by forward exchange contracts. Forward exchange contracts, which are designated as cash flow hedging instruments, qualify for hedge accounting.

As at May 31, 2021, we held forward exchange contracts to sell US dollars for Canadian dollars and Indian rupees at various forward rates, which are summarized as follows:

US dollars – Canadian dollars

Expiry dates	Contractual amounts	Weighted average contractual forward rates

June 2021 to August 2021	$7,900,000	1.3323
September 2021 to August 2022	18,800,000	1.3492
September 2022 to February 2023	3,600,000	1.3324
Total	$30,300,000	1.3428

US dollars – Indian rupees

Expiry dates	Contractual Amounts	Weighted average contractual forward rates

June 2021 to August 2021	$1,500,000	74.99
September 2021 to March 2022	2,000,000	77.20
Total	$3,500,000	76.25

The carrying amount of forward exchange contracts is equal to their fair value, which is based on the amount at which they could be settled based on estimated current market rates. The fair value of forward exchange contracts amounted to net gains of $1.5 million as at August 31, 2020 and $3.5 million as at May 31, 2021, mainly for our US/Canadian dollar forward exchange contracts. The quarter-end exchange rate was CA$1.2071 = US$1.00 as at May 31, 2021.

SHARE CAPITAL

As at July 14, 2021, EXFO had 31,643,000 multiple voting shares outstanding, entitling to 10 votes each and 25,820,245 subordinate voting shares outstanding. The multiple voting shares and the subordinate voting shares are unlimited as to number and without par value.

STRUCTURED ENTITIES

As at May 31, 2021, we did not have interests in any structured entities.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Coronavirus pandemic

The coronavirus pandemic worldwide impacts the global economy, as preventive measures and extended restrictions on transportation and lockdowns for individuals are still being imposed in many countries. Although vaccination campaigns have started in many countries, the breadth and duration of this pandemic are unknown and raise uncertainties that may impact the measurement of assets and liabilities in future periods.

For a description of the critical accounting policies, judgments in applying accounting policies as well as estimates and assumptions used in the preparation of our consolidated financial statements, refer to our Annual Report on Form 20-F for the year ended August 31, 2020, filed with the U.S. Securities and Exchange Commission and the Canadian securities commissions.

RISKS AND UNCERTAINTIES

For the first nine months of fiscal 2021, there have been no material changes from the risk factors disclosed in our Annual Report on Form 20-F for the year ended August 31, 2020.

NON-IFRS MEASURES

We provide non-IFRS measures (gross margin before depreciation and amortization and adjusted EBITDA) as supplemental information regarding our operational performance. Gross margin before depreciation and amortization represents sales, less cost of sales, excluding depreciation and amortization. Adjusted EBITDA represent net earnings (loss) before interest and other income/expenses, income taxes, depreciation and amortization, stock-based compensation costs, restructuring charges and foreign exchange loss.

These non-IFRS measures eliminate the effect on our IFRS results of non-cash statement of earnings elements, restructuring charges as well as elements subject to significant volatility such as foreign exchange gain or loss. We use these measures for evaluating our historical and prospective financial performance, as well as our performance relative to our competitors. These non-IFRS measures are also used by financial analysts that evaluate and compare our performance against that of our competitors and industry players in our sector.

Finally, these measures help us plan and forecast future periods as well as make operational and strategic decisions. We believe that providing this information to our investors, in addition to the IFRS measures, allows them to see the company’s results through the eyes of management, and to better understand our historical and future financial performance. More importantly, it enables the comparison of our performance on a relatively similar basis against that of other public and private companies in our industry worldwide.

The presentation of this additional information is not prepared in accordance with IFRS. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

The following table summarizes the reconciliation of adjusted EBITDA to IFRS net earnings (loss), in thousands of US dollars:

Adjusted EBITDA

	Three months ended May 31, 2021	Three months ended May 31, 2020	Nine months ended May 31, 2021	Nine months ended May 31, 2020

IFRS net earnings (loss) for the period	$(3,682)	$3,177	$(2,567)	$(5,907)

Add (deduct):

Depreciation and amortization	3,898	3,833	12,857	11,732
Interest and other (income) expense	396	291	(1,607)	975
Income taxes	1,549	2,691	4,333	4,389
Stock-based compensation costs	1,193	523	2,778	1,446
Restructuring charges	108	–	651	–
Foreign exchange loss	826	141	1,199	649
Adjusted EBITDA for the period	$4,288	$10,656	$17,644	$13,284

Adjusted EBITDA as a percentage of sales	5.9%	16.1%	8.3%	6.8%

QUARTERLY SUMMARY FINANCIAL INFORMATION (1)
(tabular amounts in thousands of US dollars, except per share data)

	Quarters ended
	May 31, 2021	February 28, 2021	November 30, 2020	August 31, 2020

Sales	$72,644	$69,254	$71,512	$70,572
Cost of sales (2)	$30,298	$30,423	$29,869	$32,573
Net earnings (loss)	$(3,682)	$(2,439)	$3,554	$(3,633)
Basic and diluted net earnings (loss) per share	$(0.07)	$(0.04)	$0.06	$(0.07)

	Quarters ended
	May 31, 2020	February 29, 2020	November 30, 2019	August 31, 2019

Sales	$66,147	$55,313	$73,551	$70,175
Cost of sales (2)	$27,948	$23,796	$30,241	$30,260
Net earnings (loss)	$3,177	$(9,021)	$(63)	$(227)
Basic and diluted net earnings (loss) per share	$0.06	$(0.16)	$(0.00)	$(0.00)

(1)
Quarterly financial information has been derived from our condensed unaudited interim consolidated financial statements, which are prepared in accordance with IFRS, as issued by the IASB, applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The presentation currency is the US dollar, which differs from the functional currency of the company (Canadian dollar).

(2)	The cost of sales is exclusive of depreciation and amortization.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE

I, PHILIPPE MORIN, Chief Executive Officer of EXFO INC., certify the following:
1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of EXFO Inc. (the “issuer”) for the interim period ended May 31, 2021.

2.
No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility: The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in Regulation 52-109 respecting Certification of Disclosure in Issuer’s Annual and Interim Filings (c. V-1.1, r. 27), for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1
Control framework: The control framework the issuer's other certifying officer and I used to design the issuer's ICFR is the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on March 1, 2021 and ended on May 31, 2021 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: July 14, 2021

/s/ Philippe Morin
Philippe Morin
Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE

I, PIERRE PLAMONDON, Chief Financial Officer and Vice-President, Finance of EXFO INC., certify the following:
1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of EXFO Inc. (the “issuer”) for the interim period ended May 31, 2021.

2.
No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility: The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in Regulation 52-109 respecting Certification of Disclosure in Issuer’s Annual and Interim Filings (c. V-1.1, r. 27), for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1
Control framework: The control framework the issuer's other certifying officer and I used to design the issuer's ICFR is the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on March 1, 2021 and ended on May 31, 2021 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: July 14, 2021

/s/ Pierre Plamondon
Pierre Plamondon, CPA
Chief Financial Officer and Vice-President, Finance